Rahul Rajendran

Co-Founder & Chief Executive Officer

CSP-certified product and technology executive with 15 years of experience leading innovation across fintech, banking, ecommerce, and retail platforms. Proven ability to translate business strategy into actionable product roadmaps, leverage AI/ML to optimize ROI, and execute hands-on delivery in both startup and enterprise environments.

Professional Experience

HICH — Co-Founder, Chief Executive Officer & Board Member (2023–Present)

- Co-founded HICH and serve as Chief Executive Officer and board member, leading overall business and technology strategy.
- Original architect and developer of the HICH ride-sharing platform.
- Remain deeply hands-on with engineering operations and product execution on a daily basis.
- Dedicate an average of 40 hours per week overseeing HICH operations, platform scalability, and technical roadmap.

JPMorgan Chase Bank — Senior Vice President (February 2024–Present)

- Lead identity and authentication product and engineering teams securing critical banking infrastructure.
- Drive fraud prevention initiatives protecting customer data and enterprise systems at scale.
- Oversee delivery of high-impact security platforms supporting millions of users.

HSBC Bank — Lead Product Manager, Mobile Platforms (July 2019–October 2023)

- Spearheaded mobile banking platform products serving global customer bases.
- Delivered significant improvements in operational efficiency and customer experience.
- Aligned business, compliance, and engineering stakeholders to execute large-scale initiatives.

Srckode, Inc. — Head of Product & Engineering (August 2017–July 2019)

- Led product and engineering teams within a startup accelerator environment.
- Generated substantial ROI for portfolio startups through strategic product execution.
- Mentored founding teams on product-market fit, scalability, and technical strategy.

Vascory Technologies — CTO (2013–2017) | Engineering Manager (2010–2013)

- Scaled consumer-facing platforms resulting in significant growth in users and revenue.
- Led engineering teams, system architecture, and technology modernization initiatives.

HMI Technologies — Software Engineer (2007–2010)

- Built and maintained enterprise software solutions early in career.
- Developed strong foundation in scalable systems and business-aligned engineering.

Education

Bachelor of Science in Information Technology — University of Mumbai (2008)

Additional Information

- CSP-certified product and technology leader
- Born and raised in Mumbai, India; Canadian citizen
- Currently resides in Plano, Texas, USA
- Deep expertise in AI/ML-driven platforms, fintech, and enterprise-scale systems